UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2023

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 28) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we primarily invest in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell industrial and multifamily rental properties, industrial rental properties, and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in industrial and multifamily rental properties, industrial rental properties, and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include industrial and multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for industrial or multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily industrial and multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for the acquisition of property for development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

●	to pay attractive and consistent cash distributions; and

●	to preserve, protect and return shareholders’ capital contributions.

While we initially targeted liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Fund with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular which may be accessed here (beginning on page 28), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

We have offered, and may continue to offer, up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). As of January 2, 2024, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of December 31, 2023 and 2022, we had raised total gross offering proceeds of approximately $175.9 million and $174.9 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.1 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,519,000 and 15,444,000, respectively, of our common shares.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$14.04	Form 1-U
March 31, 2022	$14.19	Form 1-U
June 30, 2022	$15.33	Form 1-U
September 30, 2022	$15.16	Form 1-U
December 31, 2022	$14.74	Form 1-U
March 31, 2023	$14.82	Form 1-U
June 30, 2023	$14.61	Form 1-U
September 30, 2023	$12.76	Form 1-U
December 30, 2023	$11.74	Form 1-U
March 29, 2024	$11.58	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the years ended December 31, 2023 and 2022.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed; and (iv) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective October 1, 2022, to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2023 and 2022, approximately 5,486,000 and 3,583,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from our investments in rental real estate properties and money market dividends. We also expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2023 and 2022, we had total consolidated net losses of approximately ($17.1) million and ($3.8) million, respectively. The increase in net loss is mainly attributable to a full year of interest expense related to the Credit Facility, a decrease in equity in earnings from our equity method investees, and increased property operating and maintenance expenses because of a full year of operations for two of our investments in rental real estate properties. The Credit Facility is discussed in further detail within Note 5, Credit Facility, within our consolidated financial statements.

Revenue

Rental Revenue

For the years ended December 31, 2023 and 2022, we earned rental revenue of approximately $779,000 and $0, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to the new leases executed in the first half of 2023 for the first time since placing the E66 Property in service at the end of 2022.

Expenses

Depreciation and Amortization

For the years ended December 31, 2023 and 2022, we incurred depreciation and amortization expense of approximately $3.1 million and $1.6 million, respectively. The increase in expense is primarily attributable to reclassifying a property from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in December 2022, resulting in recognizing a full year of depreciation for the property during the year ended December 31, 2023.

Investment Management and Other Fees – Related Party

For the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $2.3 million and $1.5 million respectively. The increase in investment management and other fees is directly related to $860,000 of additional fees charged in relation to the Real Estate Services Agreement entered by the Company during the year ended December 31, 2023.

Property Operating and Maintenance

For the years ended December 31, 2023 and 2022, we incurred property operating and maintenance expenses of approximately $1.5 million and $266,000, respectively. The increase in property operating and maintenance expense is due to a full year of operating expenses incurred for the Hagerstown property, which was acquired in June 2022. The increase is also attributable to the new leases executed in the first half of 2023 after placing the E66 Property in service at the end of 2022.

Other Income (Expenses)

Equity in Earnings (Losses)

For the years ended December 31, 2023 and 2022, we had equity in earnings (losses) of approximately ($2.9) million and $1.7 million from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to increased interest expense associated with rising interest rates in one of our equity method investees, a decrease in rental revenue in one of our equity method investees, and increased expenses in two of our equity method investees during the year ended December 31, 2023.

Increase (Decrease) in Fair Value of Derivative Financial Instrument

For the years ended December 31, 2023 and 2022, we had an increase (decrease) in the fair value of the derivative financial instrument of approximately ($1.0) million and $505,000, respectively. The decrease in the fair value of our derivative financial instrument is attributable to movement in interest rates and the derivative contract getting closer to its maturity date. See Note 6, Derivative Financial Instrument for further information.

Interest Expense

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $6.3 million and $2.4 million, respectively. The increase in interest expense is due to incurring a full year of interest and amortization of deferred financing fees associated with the Credit Facility which was entered into in June 2022.

Interest Expense – Related Party

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $356,000 and $5,000, respectively. The increase in interest expense is due to an overall higher average principal balance outstanding during the year ended December 31, 2023. See Note 9, Related Party Arrangements, for further information.

Our Investments

During the years ended December 31, 2023 and 2022, we had the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	Update
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	N/A
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC ("Co-Investment Arrangement"), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since December 31, 2023.

(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC ("Co-Investment Arrangement"), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since December 31, 2023.

As of December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,000	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2023, we had deployed approximately $182.8 million for eleven investments and had approximately $5.5 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements for more information regarding National Lending. As of December 31, 2023, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding, unsecured Company level debt (inclusive of accrued interest) of approximately $20.5 million as of December 31, 2023. The Company did not have any outstanding, unsecured Company level debt as of April 26, 2024. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. The past twelve months have proven to be the single most challenging year for real estate returns since the 2008 Great Financial Crisis. At the beginning of the year, economists surveyed by Bloomberg predicted there would be a recession in 2023. Likewise, we were very much in agreement with this thinking, believing that the financial markets could not survive the fastest rate hiking cycle in modern history without eventually breaking in some form or fashion. However, upon deeper analysis we concluded that the lag between the rate hiking cycle and a potential broader market downturn may take much longer than we had initially expected, with historical data suggesting that such an event on average would be more likely to occur in the middle to end of 2024 (about 8-12 months after the Federal Reserve’s last rate increase).

While there was no broader recession in 2023, what many investors may not realize is that there was in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008. Although rising interest rates dragged down real estate returns throughout the year, we believe we have reached a turning point with inflation now easing and the Federal Reserve signaling an end to rate hikes. Looking ahead, we believe that just as rising interest rates pulled real estate values down, falling interest rates will act as a strong tailwind, likely pushing real estate values higher and in turn producing potentially positive results for investors going forward. As we shift to this next phase of the Federal Reserve lowering rates, we expect there to be significant buying opportunities that will present themselves.

Off-Balance Sheet Arrangements

As of the years ended December 31, 2023 and 2022, we had no off-balance sheet arrangements.

Recent Developments

Investments

On April 5, 2024, FRIND-Cubes, LLC, FRIND-215 Interchange, LLC, FRIND-Nall, LLC, and FRIND-Hardy, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $125.0 million. The loan has a maturity date on April 9, 2026 and bears a floating interest rate benchmarked at SOFR + 3.15%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of April 26, 2024, the Company has not made any interest payments associated with this guarantee.

Through this loan, FRIND-Cubes, LLC and FRIND-215 Interchange were refinanced for approximately $44.6 million and $38.9 million, respectively. FRIND-Cubes, LLC is no longer collateral to the PIMCO loan it entered into on April 6, 2023, and the Company is no longer a carve-out guarantor in the PIMCO loan. FRIND-215 Interchange, LLC is also no longer collateral to the loan it entered into on June 6, 2023, and the Company is no longer a carve-out guarantor on this loan held by Fundrise Industrial JV 2, LLC.

Other

Event	Date	Description
Status of our Offering	01/02/2024	On January 2, 2024, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

National Lending	01/02/2024	On January 2, 2024, all outstanding National Lending loans as of December 31, 2023 were consolidated and reissued as a new promissory note to the Company with a maximum principal balance of $25.0 million. Upon execution of this agreement, the Company repaid approximately $347,000 in accrued interest to National Lending. The note bears a 6.50% interest rate and matures on December 31, 2024. As of April 26, 2024 the principal outstanding on the promissory note is $25.0 million.

National Lending	01/31/2024	On January 31, 2024, National Lending issued a new promissory note to the Company in the principal amount of $6.0 million. The note bears a 6.50% interest rate and matures on January 31, 2025. As of April 26, 2024 the principal outstanding on the promissory note is $6.0 million.

National Lending	03/28/2024	On March 28, 2024, National Lending issued a new promissory note to the Company with maximum principal drawdown amount of $1.0 million. The note bears a 6.50% interest rate and matures on March 28, 2025. As of April 26, 2024 the principal outstanding on the promissory note is $1.0 million.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	47	Chief Executive Officer
Brandon T. Jenkins	38	Chief Operating Officer
Bjorn J. Hall	43	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	43	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 9, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	198	*
Alison Staloch	155	*
All executive officers of our Manager as a group (4 persons)	865	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Arrangements in our Consolidated Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Independent Auditor’s Report

Members

Fundrise East Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise East Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 10 to the financial statements, the statement of cash flows for the year ended December 31, 2022, has been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 26, 2024

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$5,469	$15,920
Restricted cash	3,944	5,420
Real estate deposits	33	10,500
Other assets, net	1,789	299
Due from related party	276	342
Derivative financial instrument	977	2,020
Investment in rental real estate properties, net	133,411	134,836
Investments in equity method investees	55,900	48,384
Total Assets	$201,799	$217,721

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$713	$551
Due to related party	443	415
Note payable – related party	20,447	-
Redemptions payable	7,572	6,501
Distributions payable	160	188
Rental security deposits and other liabilities	122	-
Credit facility	83,605	78,092
Total Liabilities	$113,062	$85,747

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,518,624 and 15,443,876 shares issued and 10,033,093 and 11,860,832 shares outstanding as of December 31, 2023 and 2022, respectively	104,052	129,616
Retained Earnings (Accumulated deficit)	(15,315)	2,358
Total Members’ Equity	88,737	131,974
Total Liabilities and Members’ Equity	$201,799	$217,721

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Rental revenue	$779	$-
Other revenue	277	266
Total revenue	1,056	266

Expenses
Depreciation and amortization	3,149	1,579
Investment management and other fees – related party	2,316	1,548
Property operating and maintenance	1,545	266
General and administrative expenses	502	416
Total expenses	7,512	3,809

Other income (expenses)
Equity in earnings (losses)	(2,950)	1,711
Increase (decrease) in fair value of derivative financial instrument	(1,043)	505
Interest expense	(6,314)	(2,422)
Interest expense - related party	(356)	(5)
Total other income (expenses)	(10,663)	(211)

Net loss	$(17,119)	$(3,754)

Net loss per basic and diluted common share	$(1.52)	$(0.30)
Weighted average number of common shares outstanding, basic and diluted	11,262,153	12,504,335

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021	12,068,066	$133,159	$7,365	$140,524
Proceeds from issuance of common shares	887,826	12,553	-	12,553
Offering costs	-	(57)	-	(57)
Distributions declared on common shares	-	-	(938)	(938)
Distributions declared to joint venture partner(1)	-	-	(315)	(315)
Redemptions of common shares	(1,095,060)	(16,039)	-	(16,039)
Net loss	-	-	(3,754)	(3,754)
December 31, 2022	11,860,832	$129,616	$2,358	$131,974
Proceeds from issuance of common shares	74,748	1,070	-	1,070
Offering costs	-	(49)		(49)
Distributions declared on common shares	-	-	(554)	(554)
Redemptions of common shares	(1,902,487)	(26,585)	-	(26,585)
Net loss	-	-	(17,119)	(17,119)
December 31, 2023	10,033,093	$104,052	$(15,315)	$88,737

(1)	The Company’s equity distributions included approximately $315,000 of the Enclave at Lake Ellenor 1031 exchange post-close transaction to a joint venture partner.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022 (As restated)
OPERATING ACTIVITIES:
Net loss	$(17,119)	$(3,754)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,149	1,579
Amortization of deferred financing fees	1,135	662
(Increase) decrease in fair value of derivative financial instrument	1,043	(505)
Equity in (earnings) losses	2,950	(1,711)
Return on investment from equity method investees	655	359
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	(1,585)	214
Net (increase) decrease in due from related party	66	(219)
Net increase (decrease) in accounts payable and accrued expenses	159	(4,069)
Net increase (decrease) in due to related party	376	79
Net increase (decrease) in rental security deposits and other liabilities	122	-
Net cash provided by (used in) operating activities	(9,049)	(7,365)
INVESTING ACTIVITIES:
Investment in equity method investees	(12,864)	(8,602)
Repayment of investments in equity method investees	-	5,325
Return of investment from equity method investees	1,743	13,339
Acquisition of rental real estate properties	-	(96,568)
Improvements of real estate held for improvement	-	(7,767)
Capital expenditures related to rental real estate properties	(1,629)	-
Issuance of real estate deposits	(33)	(12,753)
Release of real estate deposits	10,500	2,503
Net cash provided by (used in) investing activities	(2,283)	(104,523)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,070	12,141
Proceeds from advances on Credit Facility	4,377	75,612
Redemptions paid	(25,514)	(11,710)
Distributions paid to joint venture partner	-	(315)
Distributions paid on common shares	(582)	(1,464)
Proceeds from note payable – related party	24,100	1,500
Repayment of note payable – related party	(4,000)	(1,500)
Offering costs paid	(46)	(35)
Net cash provided by (used in) financing activities	(595)	74,229

Net decrease in cash and cash equivalents and restricted cash	(11,927)	(37,659)
Cash and cash equivalents and restricted cash, beginning of period	21,340	58,999
Cash and cash equivalents and restricted cash, end of period	$9,413	$21,340

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Increase to capitalized deferred financing fees due to Credit Facility advance	$-	$165
Increase to derivative financial instrument due to Credit Facility advance	$-	$1,515
Increase to Other Assets - prepaids due to Credit Facility advance	$-	$138
Settlement of settling subscription	$-	$404
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$-	$8
Distributions receivable	$-	$20
Reclass of deposits to Investment in rental real estate properties	$-	$10,250
Investments in real estate held for improvement placed in service	$-	$29,530
Reclass of pre-acquisition expense to investment in rental real estate properties	$-	$33
Increase to capitalized interest due to interest payable	$-	$566

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$9	$5
Interest paid – Credit Facility	$5,307	$2,172

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”). As of December 31, 2023, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $60.7 million shares on December 30, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million..

As of January 2, 2024, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of December 31, 2023 and 2022, after redemptions, the Company has net common shares outstanding of approximately 10,033,000 and 11,861,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2023 and 2022, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of December 31, 2023 and 2022, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2023 and 2022, third parties had purchased approximately 239,000 and 236,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,121,000 and $3,066,000, respectively. As of December 31, 2023 and 2022, the total amount of equity issued by the Company on a gross basis was approximately $175.9 million and $174.9 million, respectively. As of December 31, 2023 and 2022, all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December 31, 2023 and 2022, approximately $0 and $8,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs as of December 31, 2023 and 2022. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2023 and 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2023 and 2022.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

During the years ended December 31, 2023 and 2022, the Company directly incurred offering costs of approximately $49,000 and $57,000, respectively. As of December 31, 2023 and 2022, $3,000 and $26,000 were payable, respectively, and are included within accounts payable and accrued expenses in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2023 and 2022, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	20 – 30 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2023 and 2022, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties. During the year ended December 31, 2023 and 2022, the Company was reimbursed $10.5 million and $0 in deposits, respectively.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”). As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, there are no gross deferred tax assets or liabilities.

As of December 31, 2023, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of December 31, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2024	$1,624
2025	1,689
2026	1,757
2027	1,827
2028	1,751
Thereafter	439
Total	$9,087

For the year ended December 31, 2023, two tenants accounted for 100% of rental revenue. The Company had no tenants during the year ended December 31, 2022.

Other revenue primarily consists of money market dividend income. Money market dividend income is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.  The Company is evaluating the standard to determine its impact on the Company’s disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$48,384	$57,114
Additional investments in equity method investees	12,864	8,602
Repayment of equity method investees	-	(5,325)
Distributions from equity method investees	(2,398)	(13,718)
Equity in earnings (losses) of equity method investees	(2,950)	1,711
Ending balance	$55,900	$48,384

As of and for the year ended December 31, 2023, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2023	As of Ended December 31, 2022
Real estate assets, net	$486,316	$309,363
Other assets(1)	114,894	92,860
Total assets	$601,210	$402,223

Mortgage notes payable, net	$256,813	$168,855
Other liabilities	19,097	6,852
Equity	325,300	226,516
Total liabilities and equity	$601,210	$402,223
Company’s equity investment, net	$55,900	$48,384

(1)	As of December 31, 2023 and 2022, approximately $57.3 million and $40.5 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Total revenue	$29,075	$25,371
Total expenses	39,061	27,772
Net income (loss)	$(9,986)	$(2,401)
Company’s equity in income (loss)	$(2,950)	$1,711

As of December 31, 2023 and 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(c)	Acquired in 2019, a 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of December 31, 2023 and December 31, 2022, our member interest in Hampton Station Holdings, LLC were 25.2% and 30.7%, respectively.

(d)

Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. As of December 31, 2023 and 2022, the carrying value of the Company’s equity method investment in National Lending was approximately $10.7 million and $10.1 million, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(e)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

(f)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned assets: 215 N 143rd Ave., 22480 Randolph Drive, 7441 Candlewood Road, Aerotropolis, 910 W. Carver, S. Hardy, 4653 Nall Road, Cubes at Glendale, and 215 Interchange, which are industrial rental properties in Goodyear, AZ, Sterling, VA, Hanover, MD, Atlanta, GA, Tempe, AZ, Tempe, AZ, Farmers Branch, TX, Litchefield Park, AZ, and Las Vegas, NV; respectively.

On June 13, 2022, FRIND-VB143, LLC, FRIND-Randolph, LLC, FRIND-Candlewood, LLC, FRIND-Aerotropolis, LLC, and FRIND-Carver, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $81.0 million. The loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into agreements with FRIND-Carver, LLC and FRIND-VB143, LLC whereby the Company partially guarantees interest payments for the subsidiaries until the mortgaged properties achieve full stabilization. As of December 31, 2023, the Company has not made any interest payments associated with these guarantees.

On June 22, 2022, FRIND-Tarbay, LLC, a subsidiary of Fundrise Industrial JV 1, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $16.8 million. The loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into an agreement with FRIND-Tarbay, LLC whereby the Company partially guarantees interest payments for the subsidiary until the mortgaged property achieves full stabilization. As of December 31, 2023, the Company has not made any interest payments associated with this guarantee.

On April 6, 2023, FRIND-Cubes, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with PIMCO in the amount of $58.0 million. The loan has a maturity date on April 7, 2025 and bears a floating interest rate benchmarked at SOFR + 4.0%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of December 31, 2023, the Company has not made any interest payments associated with this guarantee.

On June 6, 2023, FRIND-215 Interchange, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $42.0 million. The loan has a maturity date on July 1, 2026 and bears a floating interest rate benchmarked at SOFR + 2.4%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of December 31, 2023, the Company has not made any interest payments associated with this guarantee.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land	$23,771	$23,771
Building and building improvements	105,201	104,182
Site improvements	9,072	8,462
Total gross investment in rental real estate properties	$138,044	$136,415
Less: Accumulated depreciation	(4,633)	(1,579)
Total investment in rental real estate properties, net	$133,411	$134,836

As of December 31, 2023 and December 31, 2022, we had invested in two rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of December 31, 2023 and 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the years ended December 31, 2023 and 2022, the Company recognized approximately $3.1 million and $1.6 million of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the year ended December 31, 2023.

The following table summarizes the asset acquisition allocation for our investment in rental real estate properties acquired during the year ended December 31, 2022 (amounts in thousands):

Hagerstown Crossroads Property
Land and improvements	$16,712
Building and building improvements	90,140
Total purchase price(1)	$106,852

(1)	The key components of the $106.9 million purchase price for the Hagerstown Crossroads Property includes approximately $32.9 million of 1031 Exchange funds, approximately $63.6 million of the Credit Facility, approximately $10.3 million of deposits, and approximately $33,000 of pre-acquisition expenses. Refer to our consolidated statement of cash flows for additional details regarding the acquisition of the Hagerstown Crossroads Property.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrower”), which are real property-controlled subsidiaries of the Company, executed an agreement with PCRED II Lending I LLC for a Credit Facility of up to $95.0 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25%. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility matures on July 7, 2024, with three twelve-month extension options until July 7, 2027.

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $3.6 million and $1.8 million and amortized approximately $827,000 and $500,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the Hagerstown Crossroads Property, respectively.

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $1.6 million and $161,000 and amortized approximately $308,000 and $15,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the E66 Property, respectively. For the year ended December 31, 2022, we incurred and capitalized interest of approximately $566,000 and amortized approximately $165,000 of deferred financing fees into capitalized interest before placing the E66 property in service on December 13, 2022.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor. The loan agreement also contains a requirement for quarterly monitoring of the named Borrower’s debt service coverage ratio and debt yield ratio. If the Borrower does not meet these quarterly minimum compliance requirements, it is required to fund a yield maintenance reserve account. For the years ended December 31, 2023 and 2022, the Company has funded approximately $4.5 million and $3.0 million into this yield maintenance reserve account, respectively. The cumulative fundings as of December 31, 2023 are $7.5 million. Of the $7.5 million cumulative fundings, $3.1 million has not been released back to the Company and is included in restricted cash on the Company’s consolidated balance sheet. The Company continues to actively monitor these quarterly requirements.

The following is a summary of the Credit facility secured by the Company’s properties as of December 31, 2023 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31 2023		Balance as of December 31, 2022
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2024	SOFR + 3.25%	$84,100	(1)	$79,700	(2)

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $1.8 million as of December 31, 2023 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

(2)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $662,000 as of December 31, 2022 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

In 2022, the Company used $79.7 million of the Credit Facility to acquire the Hagerstown Crossroads Property and refinance the E66 Property. The $79.7 million used from the Credit facility includes approximately $63.6 million which was used towards investments in rental real estate properties, approximately $1.5 million which was used to purchase the derivative financial instrument (see Note 6, Derivative Financial Instrument), approximately $138,000 which was an increase to prepaids, approximately $2.3 million was used to pay deferred financing fees, and the remaining $12.1 million were the net proceeds from the advance on Credit Facility. Refer to our consolidated statement of cash flows for additional details regarding the acquisition of the Hagerstown Crossroads Property.

6.	Derivative Financial Instrument

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on July 7, 2024. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the years ended December 31, 2023 and 2022, we recorded an increase (decrease) in the fair value of the interest rate cap of approximately ($1.0) million and $505,000, respectively, which is reflected as “Increase (Decrease) in fair value of derivative financial instrument” in our consolidated statements of operations.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of December 31, 2023 and 2022 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31 2023	Fair Value as of December 31, 2022
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$977	$2,020

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2023 and 2022, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $554,000 and $938,000, respectively. Of these amounts, less than approximately $1,000 in distributions were declared to related parties during the years ended December 31, 2023 and 2022. Of the distributions declared during the years ended December 31, 2023 and 2022, approximately $394,000 and $750,000 were paid or reinvested, respectively. Approximately $160,000 and $188,000 remained payable as of December 31, 2023 and 2022, respectively.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, real estate deposits, notes payable to related parties, outstanding principal on the Credit Facility, and the derivative financial instrument. The carrying amount of the Company’s cash and cash equivalents, restricted cash, real estate deposits and notes payable to related parties as of December 31, 2023 approximates fair value due to their short-term nature (Level 1).

The only asset or liability as of December 31, 2023 and 2022 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2023 and 2022, the fair value of our derivative financial instrument is estimated to be approximately $977,000 and $2.0 million, respectively. We classify this fair value measurement as Level 2 as we use significant other observable inputs.

As of December 31, 2023 and 2022, the Credit Facility’s carrying value was approximately $84.1 million and $79.7 million, respectively, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with our investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2023 and 2022, the Manager incurred approximately $6,000 and $9,000 of operational costs on our behalf, respectively. As of December 31, 2023 and 2022, approximately $2,000 and $4,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2023 and 2022, we have incurred investment management fees of approximately $1.4 million and $1.5 million, respectively. As of December 31, 2023 and 2022, approximately $302,000 and $398,000 of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2023 and 2022, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the years ended December 31, 2023 and 2022, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2023 and 2022, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the years ended December 31, 2023 and 2022.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2023 and 2022, no disposition fees were incurred or payable to the Manager.

Development eREIT

The Company entered into a license agreement with Development eREIT during the year ended December 31, 2021, in which Development eREIT licensed to the Company possession of a property owned by Development eREIT in exchange for a license fee payable to Development eREIT in monthly installments. For the years ended December 31, 2023 and 2022, the Company incurred approximately $0 and $45,000 in fees to Development eREIT for possession of the property. As of December 31, 2023 and 2022, no license fees were due and payable to Development eREIT.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2023 and 2022, fees of approximately $13,000 and $11,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the years ended December 31, 2023 and 2022, the Company incurred approximately $0 and $414,000 of reimbursable operating costs on behalf of our Co-Investments. As of December 31, 2023 and 2022, $276,000 and $322,000 remained payable to the Company, respectively. The $276,000 payable as of December 31, 2023 is related to expenses incurred by the Company during the second half of 2022.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2023 and 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P..

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the Sponsor incurred approximately $114,000 and $117,000 of operational costs on our behalf, respectively. As of December 31, 2023 and 2022, approximately $0 and $13,000 were due and payable, respectively.

As of December 31, 2023 and December 31, 2022, the Company’s cumulative acquisition fees related to investments in real estate properties paid to the Sponsor were $0 and $1.0 million, respectively.

Fundrise Real Estate, LLC

In January 2023, the Fund entered into a Real Estate Services Agreement (the “Agreement”) with Fundrise Real Estate, LLC (the “Vendor”), a wholly-owned subsidiary of our Sponsor. Pursuant to the Agreement, the Vendor is entitled to Real Estate Operating Fees for performing certain real estate operating services for the Fund. Pursuant to the agreement, the Vendor is also entitled to reimbursement of third-party costs and overhead associated with the performance of certain services outlined in the Agreement, paid no less frequently than quarterly. During the year ended December 31, 2023, we have incurred Real Estate Operating fees of approximately $926,000. As of December 31, 2023, the Fund had approximately $134,000 in Real Estate Operating Fees payable to the Vendor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023 and 2022, the Company has contributed approximately $9.7 million for an 15.1% and an 15.2% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of December 31, 2023 and 2022 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2023	Balance at December 31, 2022
2022 – A(1)	$1,500	3.75%	05/31/2023	$-	$-
2023 – A(2)	$4,000	6.00%	03/31/2024	$-	$-
2023 – B	$6,000	6.00%	06/30/2024	$6,000	$-
2023 – C	$6,500	6.50%	10/03/2024	$6,500	$-
2023 – D	$5,000	6.50%	10/31/2024	$5,000	$-
2023 – E	$4,000	6.50%	11/30/2024	$2,600	$-
			Total	$20,100	$-

(1)	On June 29, 2022, the Company paid off one promissory note with National Lending, including $1.5 million of principal and approximately $5,000 of accrued interest.
(2)	On April 14, 2023, the Company paid off one promissory note with National Lending, including $4.0 million of principal and approximately $10,000 of accrued interest.

For the years ended December 31, 2023 and 2022, the Company incurred approximately $356,000 and $5,000, respectively, in interest expense on notes with National Lending. As of December 31, 2023 and 2022, we had outstanding accrued interest of approximately $347,000 and $0, respectively, due to National Lending.

10.	Restatement of Financing and Investing Cashflows

Approximately $63.6 million was previously disclosed in the Supplemental Disclosure of Non-Cash Activity section of the Consolidated Statements of Cash Flow as “Increase to investments in real estate properties due to Credit Facility advance” representing a portion of the June 2022 Hagerstown Crossroads Property transaction that was financed with our Credit Facility (see Note 5, Credit Facility).  The 2022 comparative financing and investing cash flow sections have been restated to gross up this amount as both a constructive outflow in Investing Activities within Acquisition of rental real estate properties and an equivalent constructive inflow in Financing Activities within Net proceeds from advances on Credit Facility, and this amount was removed from the Supplemental Disclosure of Non-Cash Activity section. This restatement to the 2022 cash flow classification has no impact on the previously reported Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Members’ Equity, Net decrease in cash and cash equivalents and restricted cash, or Net loss per basic and diluted common share.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 26, 2024 for potential recognition or disclosure.

Offering

On January 2, 2024, we announced the closing of our Offering. The Company may in the future file an offering statement on Form 1-A to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

Mortgage Payable

On April 5, 2024, FRIND-Cubes, LLC, FRIND-215 Interchange, LLC, FRIND-Nall, LLC, and FRIND-Hardy, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered a mortgage loan in the amount of $125.0 million. The loan has a maturity date on April 9, 2026 and bears a floating interest rate benchmarked at SOFR + 3.15%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of April 26, 2024, the principal balance outstanding is approximately $123.9 million and the Company has not made any interest payments associated with this guarantee.

Through this loan, FRIND-Cubes, LLC and FRIND-215 Interchange were refinanced for approximately $44.6 million and $38.9 million, respectively. FRIND-Cubes, LLC is no longer collateral to the PIMCO loan it entered on April 6, 2023, and the Company is no longer a carve-out guarantor in the PIMCO loan. FRIND-215 Interchange, LLC is also no longer collateral to the loan it entered on June 6, 2023, and the Company is no longer a carve-out guarantor in this loan.

National Lending

On January 2, 2024, the Company entered a pledge of borrower collateral with National Lending. The Company pledged the E66 Property and Hagerstown against its National Lending loan balance, resulting in an LTV of 43.96%.

On January 2, 2024, all outstanding National Lending loans as of December 31, 2023 were consolidated and reissued as a new promissory note to the Company with a maximum principal balance of $25.0 million. Upon execution of this agreement, the Company repaid approximately $347,000 in accrued interest to National Lending. The note bears a 6.50% interest rate and matures on December 31, 2024. As of April 26, 2024 the principal outstanding on the promissory note is $25.0 million.

On January 31, 2024, National Lending issued a new promissory note to the Company in the principal amount of $6.0 million. The note bears a 6.50% interest rate and matures on January 31, 2025. As of April 26, 2024 the principal outstanding on the promissory note is $6.0 million.

On March 28, 2024, National Lending issued a new promissory note to the Company with maximum principal drawdown amount of $1.0 million. The note bears a 6.50% interest rate and matures on March 28, 2025. As of April 26, 2024 the principal outstanding on the promissory note is $1.0 million.

Item 8.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)
6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)
6.7**	Form of Real Estate Services Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Real Estate, LLC

*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on April 26, 2024.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 26, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 26, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)